Aerkomm Inc.

921 Incline Way #39

Incline Village, NV 89451

November 5, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr. Matthew Derby

Re:	Aerkomm Inc.
Registration Statement on Form S-1
File No. 333-237942
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Derby:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Aerkomm Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-237942), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on November 6, 2020. By separate letter (which you should receive tomorrow, due to the time difference with France), the underwriter of the issuance of the securities being registered, Invest Securities SA, joins this request for acceleration.

The Registrant hereby authorizes Paul C. Levites, of Bevilacqua PLLC, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Levites at (202) 869-0888 ext. 103, or in his absence Lou Bevilacqua, of Bevilacqua PLLC, at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Bevilacqua PLLC, attention: Paul C. Levites, via email at paul@bevilacquapllc.com.

Best regards,

AERKOMM INC.

/s/ Louis Giordimaina
Louis Giordimaina
Chief Executive Officer

cc: Paul C. Levites, Bevilacqua PLLC